Via Facsimile and U.S. Mail
Mail Stop 6010

March 23, 2006

Mr. Zan Guerry
Chief Executive Officer
Chattem, Inc.
1715 West 38th Street
Chattanooga, TN 37409

> **Re: Chattem, Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2005**
> **File No. 000-05905**

Dear Mr. Guerry:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.   We note that you present the non-GAAP measures, EBITDA, Adjusted EBITDA and Adjusted Net Income as indicators of your performance. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes:

- there is a past pattern of these items occurring in each reporting period;
- the financial impact of these items will not disappear or become immaterial in the future; and
- there is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management's assertions as to the usefulness of these measures for investors and the appropriateness of their presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please confirm to us that you will revise your future filings, beginning with your Form 10-Q for the period ended February 28, 2006, to remove all references to these measures or tell us how your disclosure complies with Item 10 of Regulation S-K.

Critical Accounting Policies, page 35

2.   We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue such as product returns; coupons; and other discounts and allowances related to promotional programs and "advertising vehicles;" could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

a). Describe the type and amount of each promotional program accrual at the balance sheet date. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in estimating each accrual, inclusive of your seasonal and non-seasonal product return accruals. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b). Expand your disclosure of the factors that you consider in estimating each accrual. Specifically, please address how you consider factors other than historical product returns, such as levels of inventory in your distribution channels (for non-seasonal products); estimated remaining product shelf lives; price changes from competitors; and introductions of new products.

c). To the extent that the information you consider in b. is quantifiable, disclose both quantitative and qualitative factors and discuss the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, consider disclosing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any. In particular, please ensure that you isolate this information as it relates to your sun care products.

d). If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers' inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.

e). We note your presentation, in Schedule II, of the roll-forwards of your sales returns allowance and cash discounts accrual for the financial statement periods presented. Please enhance those roll-forwards to demonstrate the following for each period presented:

- the current provision related to sales made in current period;
- the current provision related to sales made in prior periods;
- actual returns or credits in current period related to sales made in current period; and
- actual returns or credits in current period related to sales made in prior periods.

In addition, please provide the same roll-forward information for your other accrual items, as outlined in response to our above comment 2a).

f). Finally, please include information regarding the reason for the fluctuations in your sales returns allowance, considering both seasonal and non-seasonal products, for the periods presented.

3. Please also provide us with additional information, in a disclosure-type format, regarding your accounting policy for each promotional program and advertising vehicle in relation to EITF 01-9, particularly paragraph 9.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant